Exhibit 1.01

Conflict Minerals Report

Overview

AeroGrow is a developer, marketer, direct-seller, and wholesaler of advanced indoor garden systems designed for consumer use and priced to appeal to the gardening, cooking, healthy eating, and home and office decor markets. To date, we have launched multiple lines of proprietary indoor gardens, grow lights, a patented nutrient formula, and more than 40 corresponding proprietary seed pod kits, and various cooking, gardening and decor accessories, both nationally and internationally.

The report presented herein has not been audited by an independent private sector auditor, as the Rule 13p-1 under the Securities Exchange Act of 1934 provides that if a registrant’s products are “DRC conflict undeterminable” then smaller reporting companies have up to four years before an audit is required.

Product Overview

Our principal products are indoor gardens and proprietary seed pod kits that allow consumers, with or without gardening experience, to grow: (i) vegetables, such as tomatoes, chili peppers and salad greens; (ii) fresh herbs, including cilantro, chives, basil, dill, oregano, and mint; and (iii) flowers, such as petunias, snapdragons, geraniums and vinca. Consumers can also plant and grow their own seeds using our proprietary “grow anything” kits, or use their AeroGardens as seed starters for their outdoor gardens with our “garden starter” systems.  We have conducted a detailed review of our products and note the electrical components in the indoor garden systems often use tin, tungsten, tantalum, and gold, which are conflict minerals.

While all the 3TG (tin, tantalum, tungsten, and gold) minerals are potentially used in electronic devices, we have not had a response from all of our suppliers to determine if all 3TG materials are used in our specific applications.  However, we have confirmed conflict minerals are used in our products.   For the conflict minerals contained in our products we have determined they are necessary to the functionality of our products that are manufactured.

Supply Chain Overview

Based on the guidance in Section 1502 of the Dodd-Frank Act we are considered an issuer who contracted to manufacture products.

An issuer will not be considered to “contract to manufacture” a product if its involvement is limited to the following actions:
1.
The issuer specifies or negotiates contractual terms with a manufacturer that do not directly related to the manufacturing of the product, unless it exercises a degree of influence over the manufacturing that is practically equivalent to contracting the terms that directly relate to the manufacturing of the product.

2.	The issuer affixes its brand, marks, logo or label to a generic product manufactured by a third party.
3.	The issuer services, maintains or repairs a product manufactured by a third party.

We do not directly manufacture the products but we do, however, require the manufacturer to build the finished product to our specifications.  As such, the product is not considered generic as it is manufactured to our specifications and thus our involvement with the finished product is not limited enough to exclude our filing of Form SD.  As the company that sells the finished product we are several levels removed from the actual mining of conflict minerals.  Additionally, we do not directly source Conflict Minerals from mines, smelters or refiners, and believe that we are in most cases many levels removed from, and have limited influence over, these market participants and make no purchases in the covered countries.

Due Diligence and Reasonable Country of Origin

Our due diligence and reasonable country of origin (RCOI) involved: Establishment of communications with cross functional team members and senior executives, communication with suppliers and discussion around the internal framework in the supply chain. We inquired of each of our suppliers using a template based on the Electronic Industry Citizenship Coalition ® (EICC ®) and The Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template and if necessary, based on the responses asked further questions in determining the source of conflict minerals further up the supply chain.  The template includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. We reviewed the responses received from our suppliers for validity and accuracy.  We received incomplete as well as insufficient information regarding the mine(s) or source(s) of information.  We sent reminders to suppliers who did not respond to our requests for information. Notwithstanding our due diligence efforts, due to the challenges of gathering information in our supply chain, we were unable to determine the origin of at least a portion of the necessary Conflict Minerals contained in each of our in-scope products.

As we continue to engage our suppliers and establish an internal framework we are following the methodology and due diligence process that is materially based on the Five Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain contained in the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). The five steps of the OECD Framework are to:

•	Establish strong company management systems

•	Identify and access risk in the supply chain

•	Design and implement a strategy to respond to identified risks

•	Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain

•	Report on supply chain due diligence

Through our participation in Conflict-Free Sourcing Initiative, the OECD implementation programs, and request of our suppliers to complete The Template, we have concluded that obtaining information about tin, tungsten, tantalum or gold (“3TG”) smelters and refiners in our supply chain represents the most effective method to determine the mines or locations of origin of the conflict minerals in our supply chain for the reporting period.

Based upon a Reasonable Country of Origin Investigation with Due Diligence following the OECD Guidelines, the following conclusion has been reached:

AeroGrow’s products contain Conflict Minerals that have sources that are found to be DRC Conflict Undeterminable. We received inconclusive information from some of our direct suppliers. Overall, sourcing information about our products in their entirety is not yet available. However, after reviewing the results of our due diligence, we did not find evidence to suggest that any of the 3TG in our supply chain funded or benefited armed groups in the Covered Countries.

Process Improvement Efforts

In the next compliance period, AeroGrow intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups.  The steps include:

•	Enhance our supplier communication

•	Increase response rates of our suppliers’ surveys and the depth of understanding the supply chain.
•	Provide our policy to suppliers
•	Incorporate a conflict mineral terms and conditions clause with new suppliers, as they are obtained
•	Encourage the continuing development and progress of traceability measures at suppliers
•	Further establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance
•	Increase conflict minerals awareness, internally and externally with our suppliers
•	Improve our due diligence data process